[Letterhead of Cahill Gordon & Reindel LLP]

(212) 701-3840
June 5, 2007

VIA EDGAR

Mr. Michael Fay
Branch Chief
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3651

Re:	Sequa Corporation
Form 10-K for the year ended December 31, 2006, filed March 16, 2007
File No. 1-804

Dear Mr. Fay:

On behalf of Sequa Corporation (the “Company” or “Sequa”), we hereby submit responses to the comments of the staff regarding the Company’s Form 10-K for the year ended December 31, 2006, filed March 16, 2007 as set forth in your letter dated May 10, 2007 (the “Comment Letter”).

The underlying economics of the contract between Chromalloy and United, with respect to unbilled receivables are summarized below:

1.           During the early stages of the United contract cash payments by United are significantly less than the value of the services provided by Chromalloy.

2.           During the Notice Period, Chromalloy is paid both on a MBOH basis and on a time and materials basis (T&M basis) (Section 18.2 quoted in the 5/10/07 staff letter).  There is no language in the United contract which states that payments on a MBOH basis cease upon giving notice of termination for convenience.  There is clear language in the agreement, which has been quoted in the Staff’s letter, that during the Notice Period Chromalloy is paid on a T&M basis.

3.           Thus the economic trade off for United and Chromalloy is that in the early stages of the United contract, Chromalloy is not fully compensated in cash for the work it has performed.  Chromalloy’s protection and its means of recovering payment for that work is that it is paid during the Notice Period both on a MBOH basis and also on a T&M basis for the services it actually provides.  The economic benefit to United is that in the early stages of the contract it receives services worth substantially more than the actual payments made.  The price of termination for convenience for United is to protect Chromalloy to the extent of 120 days of payments on a MBOH basis and on a T&M basis for services actually performed.

4.           Chromalloy requested each extension to termination provision of the United contract, first to 90 days and then to 120 days.

In the original request for proposal, United stated: “United wishes to inform our potential Supplier that the PW2000 engines, as a collective fleet will reach LLP [life limited parts] maturity over the next 5 years; at considerable expense.  In responding to this proposal United is looking to the Supplier to financially assist United in offsetting these LLP costs in years 2003, 2004, and 2005...deferment of LLP costs as reflected in your response to this proposal will be graded favorably.”  While life limited parts were eventually excluded from the bid award, costs were heavily front-end loaded on this program due to the early maturity of the life limited parts which drive engine overhauls; and United continued to request that Chromalloy provide financial assistance in the first three years by agreeing to lower the price per flight-hour rates in exchange for other offsetting terms.  No reasonable management would lower rates in its final negotiation for the first three years (which Chromalloy did), and allow United the opportunity to “cancel for convenience” at any time with 60 days notice, with no way to recoup the financial assistance.

Set forth below are the Staff’s comments contained in your letter (in bold) and immediately following each comment is the Company’s response:

Form 10-K:  For the Year Ended December 31, 2006

1.
Please further explain to us how you have evaluated the termination for convenience provision included in the August 1, 2003 agreement with UAL with respect to unbilled receivables related to this agreement.

In your March 12, 2007 correspondence you state the following:

According to SAB104, ‘The staff advised registrants that the portion of revenue subject to customer cancellation and refund must be deferred until no longer subject to that contingency’.

The Company has examined the provisions of all of the contracts.  Certain contracts contain a termination for convenience clause subject to a notice period.  The Company has evaluated the cancellation for convenience provisions and limits revenue recognized each period to the amount recoverable in the event the customer were to exercise the termination for convenience clause.

In your February 27, 2007 correspondence you state that “United is obligated to continue to pay monthly fees on MBOH basis after it gives notice of termination for convenience until the contract terminates 120 days later.”  (“Notice Period”)  Consistent with this, we note from your limitation analysis performed in connection with the September 30, 2006 balance sheet that you estimate 120 days of billings and do not make any provision for services that you would be required to provide to United during the Notice Period.  This is correct.  However, it is unclear why you have not made a provision in the limitation analysis for services that you would be required to provide.  During the Notice Period, under Article 20, we believe that you are contractually obligated to provide all of United’s required engine maintenance service on an MBOH basis.  That is correct; as requested by United, Chromalloy is required to provide engine maintenance services.  However, Chromalloy is compensated on a T&M basis, as provided in Section 18.2 quoted below.  Consequently, if you are required to provide these services during this period, it would be inappropriate to use amounts billed during the Notice Period for purposes of recoverability.  It is appropriate to use the amounts billed during the Notice Period for purposes of recovery as Chromalloy is compensated, as stated above, for services during the Notice Period on a T&M basis.

We do not believe the intent of Section 20.1 is to provide for the recoverability of unbilled receivables, rather, the clear intent of the Notice Period is for you to begin taking actions that would allow you to gradually draw this agreement to an end and reduce the termination costs due you.  Yes, it is an intent of Section 20.1 to provide for the taking of actions that would allow Chromalloy to gradually draw this agreement to an end.  That is not inconsistent, however, with it also being a mechanism for recovering unbilled receivables.  Again, we respectfully note that there is no provision in the United contract terminating payments on a MBOH basis once notice of termination is given.  As long as the

United contract remains in effect, the contract requires United to make payments on a MBOH basis.  This is supported by the fact that Section 20.1 calls for you, during the Notice Period, to “place no further orders or subcontracts for materials or services as to that part of the work terminated” and “take such other reasonable action as may reduce the termination costs due Seller under this Article.”  Yes, this language supports the proposition that an intent of Section 20.1 is to provide for a gradual reduction in services provided by Chromalloy pursuant to the agreement.  Please note that the quoted language does not address termination of United’s continuing obligation to make payments on a MBOH basis.  Please note further that a fundamental principle of contract interpretation is that the specific overrides the general; the specific in this case is United’s obligation to make payments on a MBOH basis for the life of the contract.  Please also note that it is not plausible that a company such as United that is as sophisticated and experienced in contracting would neglect to have explicit language terminating payments on a MBOH basis if that had been their intent.  Consistently, there is no language in this section to support the notion that you will be able to recover any unbilled accounts receivable.

We respectfully disagree with that assertion for the reasons stated above in this paragraph.

It appears that you are relying upon the provision that states that “After receipt of any such notice of termination, Seller will (i) discontinue all work with respect to that part of this Agreement so terminated by United,” to support the notion that you are not obligated to provide any MBOH services during the Notice Period. We are not relying on that provision for that purpose.  Please also note that there is not a concept in the agreement of “MBOH services”.  Rather, MBOH is a concept relevant to payment.  While the meaning of this provision is somewhat ambiguous, we believe it is an exceedingly unrealistic interpretation that the services you provide on an MBOH basis for an entire engine fleet for a major airline would cease immediately upon receiving notice.  Chromalloy is not stating, and has not taken the position, that the services provided would cease immediately upon notice of termination.   Rather, once the Notice Period begins, Section 18.2 is triggered, which obligates United to begin paying for services on a T&M basis as well as the obligation to make payment on a MBOH basis continuing until the effective termination date.  It is a similarly unrealistic interpretation that services provided on an MBOH basis would change immediately upon receiving notice to a T&M basis.  Respectfully, there are two factors that need to be considered: First services are not characterized as either MBOH services or T&M services, that is a payment concept.  Second, the nature of the services does not change; rather the extent of the services begins to change as Chromalloy begins an orderly transition.  However, what does change is that, in addition to the continuing obligation to make payments on a MBOH basis, United now has an obligation to pay for the services on a T&M basis.  What would be unrealistic would be for any company to enter into a contract in which it would perform services and be paid substantially less than the value of the services, while the counterparty would have a basis for terminating the contract for convenience without the service party being compensated.

We note that section 18.2 provides for an end state transition.  It reads as follows:

In the event this agreement is terminated by, either party, both parties agree to effect a ramp down of work to be performed by Seller.  Charges will be covered under T&M rates Appendix 4.  This transition is to be accomplished within 120 days utilizing a gradual transition of Parts and Services.  This transition it is intended to mitigate disruption to United’s maintenance operation.  United to provide a ramp down timeline of Parts and Services at its discretion.

Section 18.2 clearly supports the notion that services cannot cease under this agreement immediately upon receiving notice.  This is correct.  Additionally, we believe that the end state transition would commence upon the effective date of the termination of the agreement as the opening sentence of the section states “In the event this agreement in terminated.”  (It appears that the end state transition was inadvertently omitted from the survival clause.)  The fact that the “end state transition” was omitted from the survival clause shows that such end state transition takes place prior to the termination of the contract.  There are two possible interpretations: the “end state transition” starts upon the giving of notice of termination for convenience or it starts at the end of the contract.  The omission of the end state transition from the survival clause as well as the practice and common sense logic that service contracts do not terminate until services have terminated favors  the interpretation that the end state transition starts upon giving of the notice of termination for convenience.  Nothing in the contract points to the interpretation that the end state transition commences after termination of the contract.  There is no factual predicate for your conclusion that the end state transition was inadvertently omitted from the contract survival clause.  Consequently, if the end state transition begins after the Notice Period, it is clear that you are required to provide services on an MBOH basis during the Notice Period up until the point of the end state transition.  We respectfully disagree with such conclusions for the reasons stated above.  Although we believe the wording of the section fully supports the end state transition beginning after the effective date of termination, and it is unlikely that a shift to billing under T&M rates would begin immediately upon receipt of notice, even in the alternative (the end state transition beginning upon receipt of notice), you would be required to provide services that would covered under T&M rates.  There is no basis for the conclusion that such a billing shift is unlikely.  Again, we respectfully call your attention to the fundamental economics of this contract.  It is extremely unlikely that United would have omitted language explicitly terminating MBOH payments had that been their intent.  The statement that “Charges will be covered under T&M rates Appendix 4” clearly indicates an intent that the only amounts owed to you during the period would be T&M billings.  Again, we respectively state that there is no provision in the United contract that terminates United’s obligation to make payments on a MBOH basis.  We also respectfully disagree that this language indicates an intent that the only amounts paid are on a T&M basis.  No court would overturn a specific obligation to make payments on a MBOH basis by an inference from another provision that does not in anyway address payments on a MBOH basis.  A sentence requiring United to pay for services during the Notice Period on a T&M basis can not be reasonably interpreted to terminate the obligation to pay on a MBOH basis.  Again, the specific (the obligation to make payments on a MBOH basis for the duration of the contract) would not be regarded as terminated by the general language in another section (i.e., Section 18.2) providing for payments on another basis.  This is particularly true given the underlying economics of the contract.  We do not believe this agreement can be plausibly interpreted to support the conclusion that United would be required to pay you both amounts on a MBOH basis where there are no underlying services and amounts on a T&M basis where there are underlying services.  Respectfully, we do not understand the basis for the conclusion that the agreement cannot be plausibly interpreted to require payments on both basis, particularly in light of the fact that there is no language terminating United’s obligations to make payments on a MBOH basis and there is express language to make payments on a T&M basis during the Notice Period.  And again, that is consistent with the underlying economics of the contract.  Finally, it is implausible to assume that a sophisticated company experienced in contracting, such as United, would not specifically address termination of MBOH payments if that were its intent.  Additionally, refer to our February 2, 2007 correspondence where we explain why the contract does not provide for payment on an MBOH basis when there are no services provided on an MBOH basis.  We respectfully disagree as reflected in our response to that letter.

We also note that the section 20.1 calls for notice of “at least” XX days prior to the effective date of such termination.  Accordingly, it was contemplated that United may give more than the prescribed number of days notice as an added convenience to you and to reduce its termination costs.  First, it is typical contract-drafting language in connection with notice provisions to state “at least” so that there is not only one day on which notice can be given.  If United provides more than 120 days notice, termination costs would increase, but nothing in the contract requires United to provide more days notice.  We assume that United, acting rationally, would balance the potential in increased costs were it to give more than 120 days notice against the benefit to it of the longer transition period.  Ultimately, it is United’s decision and, except for economic circumstances at the time, nothing in this agreement would compel it to give more than 120 days notice.  An increase in the Notice Period under your interpretation, however, would increase the cost of termination to United.  We do not believe it was United’s intent to increase its cost of termination by providing you with the convenience of a longer notice period, rather, providing you with an increased notice period would give you greater time to reduce its termination costs.  Respectfully, we do not understand the factual predicate for that belief.  As stated above, it was Chromalloy, and not United, that requested the extensions of time.

In summary, please explain to us the basis for the limitation analysis that you perform at each balance sheet date with respect to unbilled receivables related to the UAL agreement.  Since we believe you are required to provide MBOH services during the Notice Period, it appears inappropriate to use subsequent MBOH billings as part of the limitation analysis.  In the alternative, please revise your limitation analysis for the relevant periods and make any corresponding correction to your financial statements.

For the reasons stated above, the United contract requires payments to be made on a MBOH basis during the Notice Period and for United to pay for services rendered during the Notice Period on a T&M basis.

2.	Please provide us with a copy of the executed amendment to the contract that increased the notice period from 90 days to 120 days.

Response:  We will provide a copy of such executed amendment.

*  *  *  *  *

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the Form 10-K may be directed to W. Leslie Duffy, Esq. at (212) 701-3840.

Very truly yours,
/s/ W. Leslie Duffy W. Leslie Duffy

cc:           Kenneth Binder, Executive Vice President, Finance, Sequa Corporation
John J. Dowling, III, Senior Vice President, Legal, Sequa Corporation
Christine Richardson, Vice Chairman and CEO, Chromalloy Gas Turbine Corporation
Donna M. Costello, Vice President and Controller, Sequa Corporation
Joseph Duggan, KPMG